UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  000-52597

CUSIP NUMBER:

(Check One)	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:  September 30, 2012

[ ] Transition Report on Form 10-K                                         [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K                                         [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

NEDAK Ethanol, LLC

Full Name of Registrant

Not Applicable

Former Name if Applicable

87590 Hillcrest Road, P.O. Box 391

Address of Principal Executive Office (Street and Number)

Atkinson, Nebraska 68713

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NEDAK Ethanol, LLC (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2012 (the “Form 10-Q”) because management has determined that the Company is unable to file within the prescribed time period, without unreasonable effort and expenses, for the reasons discussed below.

As previously disclosed by the Company, the Company has suspended production at its ethanol plant in response to the adverse economic and market conditions impacting the ethanol industry.  Also as previously disclosed by the Company,  the Company is in default under its loan agreements with both its senior lender, AgCountry Farm Credit Services, FLCA (the “Senior Lender”), and its tax increment financing lender, Arbor Bank (the “TIF Lender”) and the Senior Lender accelerated the repayment of all amounts due under the loan agreement and informed the Company that it intends to exercise its remedies under the loan agreement and take such actions as it deems necessary or desirable to protect its interest in the collateral.

As disclosed on its Current Report on Form 8-K filed with the Securities and Exchange Commission on October 12, 2012 (the “October 12 Form 8-K”), the Senior Lender recorded a Substitution of Trustee under the Deed of Trust, Security Agreement, Assignment of Leases and Rents and Fixture Financing Statement (the “Deed of Trust”) which secures the indebtedness under the Senior Lender loan documents.  As disclosed in the October 12 Form 8-K, on October 8, 2012, the substitute trustee recorded a Notice of Default and Election to Sell the trust property. The trust property includes the plant site, the transload site, the Company’s leased property and easements all as described in more detail in the Deed of Trust.  If the Company does not cure the defaults under the Senior Lender loan documents within the two months following the recording of the Notice of Default and Election to Sell, the substitute trustee will initiate proceedings to sell the trust property in order to satisfy the unpaid obligations of the Company under the Senior Lender loan documents.

The Company has limited internal resources as a result of the halt in production of the Company’s plant.  The Company has devoted, and continues to devote, its limited internal resources to discussions with the Senior Lender, the TIF Lender and other creditors in light of the existing defaults and the liquidity issues facing the Company.  Given the Company’s thin staffing and limited financial resources, it is unable to file the Form 10-Q in the time prescribed without unreasonable effort and expense and the Company expects that it will not be able to file the Form 10-Q within the five-day extension permitted by the rules of the SEC.

PART IV—OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

David L. Bracht	(402) 964-5025

(Name)	(Area Code) (Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s). Yes  ☒No

Form 10-Q for the period ended June 30, 2012

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is unable to provide a reasonable estimate of its results of operations for the quarter ended September 30, 2012.  As discussed above, the Company has halted operations, is in default under its loan agreements, and is currently in discussions with its Senior Lender, TIF Lender and other creditors regarding the liquidity issues it is facing.  Accordingly, the Company lacks the resources and personnel to provide an estimate of its results of operations; however, based on the Company’s default under its loan agreements the Company’s indebtedness will be reclassified as current liabilities as of September 30, 2012.

NEDAK Ethanol, LLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2012	By:	/s/ Jerome Fagerland
Name:	Jerome Fagerland
Title:	President